Filed by Select Energy Services, Inc.

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Nuverra Environmental Solutions, Inc.

Commission File No.: 001-33816

Date: January 25, 2022

News Release

Contacts:	Select Energy Services
Chris George - VP, Investor Relations & Treasurer
(713) 296-1073
IR@selectenergy.com

Dennard Lascar Investor Relations
Ken Dennard / Lisa Elliott
713-529-6600
WTTR@dennardlascar.com

Nuverra Environmental Solutions, Inc.
Investor Relations
602-903-7802
ir@nuverra.com

SELECT ENERGY SERVICES ANNOUNCES RECEIPT OF CONSENTS TO THE ACQUISITION OF NUVERRA ENVIRONMENTAL SOLUTIONS FROM MAJORITY STOCKHOLDERS

HOUSTON, TX – January 25, 2022 – Select Energy Services, Inc. (“Select”) (NYSE: WTTR) and Nuverra Environmental Solutions, Inc. (“Nuverra”) (NYSE American: NES) today announced that following the Securities and Exchange Commission declaring effective the Registration Statement on Form S-4 (the “Registration Statement”) on January 19, 2022, the two largest Nuverra stockholders have delivered their written consents to approve and adopt the merger agreement among Nuverra, Select and wholly owned subsidiaries of Select. These stockholders, Ascribe II Investments, LLC, Ascribe III Investments, LLC (together with Ascribe II Investments, LLC, “Ascribe”) and Gates Capital Management, Inc. (“Gates”), own approximately 84% of Nuverra’s outstanding common stock. While the consents of Ascribe and Gates are sufficient to approve the transaction, Nuverra is requesting all its common stockholders approve the merger and other proposals outlined in the Registration Statement by executing and returning the written consent furnished with the filing. Select and Nuverra expect the transaction to close in the first quarter of 2022, subject to the satisfaction of customary closing conditions.

About Select Energy Services, Inc.

Select Energy Services is a leading provider of sustainable full life cycle water and chemical solutions to the unconventional oil and gas industry in the United States. Select provides for the sourcing and transfer of water, both by permanent pipeline and temporary hose, prior to its use in the drilling and completion activities associated with hydraulic fracturing, as well as complementary water-related services that support oil and gas well completion and production activities, including containment, monitoring, treatment and recycling, flowback, hauling, gathering and disposal. Select also develops and manufactures a full suite of specialty chemicals used in the well completion process and production chemicals used to enhance performance over the producing life of a well. Select currently provides services to exploration and production companies and oilfield service companies operating in all the major shale and producing basins in the United States. For more information, please visit Select’s website, https://www.selectenergy.com.

About Nuverra Environmental Solutions, Inc.

Nuverra Environmental Solutions provides water logistics and oilfield services to customers focused on the development and ongoing production of oil and natural gas from shale formations in the United States. Nuverra’s services include the delivery, collection, and disposal of solid and liquid materials that are used in and generated by the drilling, completion, and ongoing production of shale oil and natural gas. Nuverra provides a suite of solutions to customers who demand safety, environmental compliance and accountability from their service providers. Find additional information about Nuverra, please visit Nuverra’s website at https://www.nuverra.com.

Cautionary Statement Regarding Forward-Looking Statements

All statements in this communication other than statements of historical facts are forward-looking statements which contain current expectations about future results. Statements using words such as “believe,” “expect,” “will,” “estimate” and other similar expressions help identify forward-looking statements. Although Select and Nuverra believe that the expectations reflected, and the assumptions or bases underlying our forward-looking statements are reasonable, Select and Nuverra can give no assurance that such expectations will prove to be correct. Such statements are not guarantees of future performance or events and are subject to known and unknown risks and uncertainties that could cause actual results, events or financial positions to differ materially from those included within or implied by such forward-looking statements. Forward-looking statements are subject to a variety of risks, uncertainties and assumptions. These risks and uncertainties include the risks that the proposed transaction may not be consummated or the benefits contemplated therefrom may not be realized. Additional risks include: the satisfaction of the conditions to the consummation of the proposed transaction, the ability of Select to successfully integrate Nuverra’s operations and employees and realize anticipated synergies and cost savings, the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers, customers, competitors and credit rating agencies, and volatility in the price of oil, natural gas, and natural gas liquids. Factors that could materially impact such forward-looking statements include, but are not limited to: the severity and duration of world health events, including the COVID-19 pandemic, related economic repercussions and the resulting severe disruption in the oil and gas industry and negative impact on demand for oil and gas; actions by the members of OPEC+ with respect to oil production levels and announcements of potential changes in such levels, including the ability of the OPEC+ countries to agree on and comply with supply limitations; operational challenges relating to the COVID-19 pandemic and efforts to mitigate the spread of the virus, including logistical challenges, protecting the health and well-being of employees, remote work arrangements, performance of contracts and supply chain disruptions; the level of capital spending and access to capital markets by oil and gas companies, including significant recent reductions and potential additional reductions in capital expenditures by oil and gas producers in response to commodity prices and dramatically reduced demand; trends and volatility in oil and gas prices, and the ability to manage through such volatility; and other factors discussed in more detail in filings made by Select and Nuverra with the U.S. Securities Exchange Commission (the “SEC”). Actual results and outcomes may differ materially from those expressed in such forward-looking statements. Investors should not place undue reliance on forward-looking statements. Any forward-looking statement speaks only as of the date on which such statement is made, and Select and Nuverra undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, changed circumstances or otherwise, unless required by law.

Additional Information and Where to Find It

In connection with the proposed transaction, Select filed the Registration Statement, including a consent statement/prospectus of Select and Nuverra, with the SEC on January 6, 2022, and the Registration Statement was declared effective on January 19, 2022. INVESTORS AND SECURITY HOLDERS OF SELECT AND NUVERRA ARE ADVISED TO CAREFULLY READ THE REGISTRATION STATEMENT AND CONSENT STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS FILED BY SELECT AND NUVERRA WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION, THE PARTIES TO THE PROPOSED TRANSACTION AND THE RISKS ASSOCIATED WITH THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the consent statement/prospectus and other relevant documents filed by Select and Nuverra with the SEC from the SEC’s website at www.sec.gov. Security holders and other interested parties may also obtain, without charge, a copy of the consent statement/prospectus and other relevant documents from www.selectenergy.com under the tab “Investors” and then under the heading “SEC Filings.”

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Participants in the Solicitation

Select, Nuverra and their respective directors, executive officers and other members of management may be deemed to be participants in the solicitation of consents in connection with the proposed transaction. Information regarding the directors and executive officers of Select is contained in Select’s Annual Report on Form 10-K for the year ended December 31, 2020, which was filed with the SEC on February 24, 2021 and Select’s definitive proxy statement for the 2021 annual meeting of stockholders filed with the SEC on March 25, 2021, each of which is attached as an annex to the Registration Statement and consent statement/prospectus, and certain of its Current Reports on Form 8-K. You can obtain a free copy of these documents at the SEC’s website at www.sec.gov or by accessing Select’s website at http://www.selectenergy.com. Information regarding the directors and executive officers of Nuverra is contained in Nuverra’s Annual Report on Form 10-K for the year ended December 31, 2020, which was filed with the SEC on March 16, 2021, Nuverra’s Annual Report on Form 10-K/A for the year ended December 31, 2020, which was filed with the SEC on April 26, 2021, Nuverra’s definitive proxy statement for the 2021 annual meeting of stockholders filed with the SEC on May 17, 2021, each of which is attached as an annex to the Registration Statement and consent statement/prospectus, and certain of its Current Reports on Form 8-K. You can obtain a free copy of these documents at the SEC’s website at http://www.sec.gov or by accessing Nuverra’s website at http://www.nuverra.com. Additional information regarding the interests of participants in the solicitation of consents in connection with the proposed transaction will be included in the consent statement/prospectus.